FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 001-32399

BANRO CORPORATION

(Translation of registrant’s name into English)

1 First Canadian Place

100 King Street West, Suite 7070

Toronto, Ontario, Canada

M5X 1E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

/s/ Donat Madilo
Date: March 27, 2013	Donat Madilo
Chief Financial Officer

INDEX TO EXHIBITS

99.1 Press Release dated March 27, 2013 entitled “Banro Announces Year End 2012 Financial Results”.

99.2 Press Release dated March 27, 2013 entitled “Banro Announces Financing Plan for US$100 Million”.

99.3 Press Release dated March 27, 2013 entitled “Banro Form 40-F Filed on Edgar; Annual Financials and AIF filed on Sedar”.

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